                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   ----------

                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.00001 PER SHARE
                         (Title of Class of Securities)

                                   099469 50 4
                                 (CUSIP Number)

                                 CINDY B. TAYLOR
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         OIL STATES INTERNATIONAL, INC.
                           333 CLAY STREET, SUITE 4620
                              HOUSTON, TEXAS 77002
                                 (713) 652-0582
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 3, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

                                   ----------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.  099469 50 4                  13D

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Oil States International, Inc./76-0476605
--------------------------------------------------------------------------------
2    Check the Appropriate Box if A Member of a Group                 (a) [X](1)
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds
     OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware, United States
--------------------------------------------------------------------------------
               7    Sole Voting Power
                    0
 Number of     -----------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially        26,462,137(2)
  Owned By     -----------------------------------------------------------------
    Each       9    Sole Dispositive Power
 Reporting          0
Person With    -----------------------------------------------------------------
               10   Shared Dispositive Power
                    26,462,137(2)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     26,462,137(2)
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     45.6%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     CO
--------------------------------------------------------------------------------

(1) Oil States International, Inc. ("OSI") and its direct wholly subsidiary Oil States Energy Services, Inc. ("Oil States Energy Services") may be deemed to be members of a group for purposes of this Schedule 13D.

(2) As described in Item 4 below, upon the closing of the transactions contemplated by the Transaction Agreement (as defined in Item 4 below), Oil States Energy Services, a direct wholly owned subsidiary of OSI, acquired an aggregate of 26,462,137 shares of Common Stock of the Issuer (each as defined in Item 1 below). As a result, OSI currently beneficially owns all of such shares.

CUSIP NO.  099469 50 4                13D

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Oil States Energy Services, Inc./76-0562413
--------------------------------------------------------------------------------
2    Check the Appropriate Box if A Member of a Group                 (a) [X](1)
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds
     OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware, United States
--------------------------------------------------------------------------------
               7    Sole Voting Power
                    0
 Number of     -----------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially        26,462,137(2)
  Owned By     -----------------------------------------------------------------
    Each       9    Sole Dispositive Power
 Reporting          0
Person With    -----------------------------------------------------------------
               10   Shared Dispositive Power
                    26,462,137(2)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     26,462,137(2)
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     45.6%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     CO
--------------------------------------------------------------------------------

(1) OSI and its direct wholly subsidiary Oil States Energy Services may be deemed to be members of a group for purposes of this Schedule 13D.

(2) As described in Item 4 below, upon the closing of the transactions contemplated by the Transaction Agreement (as defined in Item 4 below), Oil States Energy Services, a direct wholly owned subsidiary of OSI, acquired an aggregate of 26,462,137 shares of Common Stock of the Issuer. As a result, OSI currently beneficially owns all of such shares.

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.00001 per share ("Common Stock"), of Boots & Coots International Well Control, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 11615 N. Houston Rosslyn, Houston, Texas 77086.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed by Oil States International, Inc., a Delaware corporation ("OSI"), and Oil States Energy Services, Inc., a Delaware corporation and a direct wholly owned subsidiary of OSI formerly known as HWC Energy Services, Inc. ("Oil States Energy Services") (collectively, the "Reporting Persons"). Attached as Schedule I and Schedule II is information concerning the executive officers and directors of OSI and Oil States Energy Services, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of OSI and Oil States Energy Services. Except for OSI's control of Oil States Energy Services, no corporation or other person is or may be deemed to be ultimately in control of OSI and Oil States Energy Services.

     (b) The address of the principle offices of both OSI and Oil States Energy Services is 333 Clay Street, Suite 4620, Houston, Texas 77002.

     (c) OSI and Oil States Energy Services are providers of equipment and services to the oil and gas industry. Oil States provides, among other things, products for deepwater production facilities and subsea pipelines, production-related rental tools, work force accommodations and logistics services, oil country tubular goods distribution and land drilling services. Oil States Energy Services provides, among other things, production-related rental tools, work force accommodations and logistics services and land drilling services. OSI and Oil States Energy Services are holding companies that operate through their respective subsidiaries.

     (d) During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I and Schedule II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I or Schedule II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) OSI and Oil States Energy Services are Delaware corporations, and, except as otherwise noted, all persons named in Schedule I and Schedule II are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As described in Item 4 below, Oil States Energy Services and Hydraulic Well Control, LLC, a Delaware limited liability company and wholly owned subsidiary of Oil States Energy Services ("HWC LLC"), entered into that certain Transaction Agreement dated as of November 21, 2005 (the "Transaction Agreement") with the Issuer, HWC Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("Merger Sub"), and HWC Merger Corporation, a Delaware corporation and wholly owned subsidiary of Merger Sub ("Acquisition Sub"), pursuant to which the Issuer issued to Oil States Energy Services (i) an aggregate of 26,462,137 shares of Common Stock and (ii) promissory notes in an aggregate principal amount of $15,000,000 (subject to adjustment for working capital as set forth in the Transaction Agreement) in consideration for the acquisition by the Issuer of all of the outstanding equity securities of HWC LLC and certain other subsidiaries of Oil States Energy Services. The transactions contemplated by the Transaction Agreement were consummated on March 3, 2006.

ITEM 4. PURPOSE OF TRANSACTION

     The shares of Common Stock of the Issuer were acquired in connection with the consummation of the sale by Oil States Energy Services of certain of its subsidiaries, as described below. The Reporting Persons currently do not intend to acquire additional shares of Common Stock. However, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons, may decide to increase or decrease their investment in the Common Stock, including without limitation by sales pursuant to the shelf registration statement described below, or take any other action with respect to such investment in any manner permitted by applicable law.

     Except as disclosed in this Item 4, neither of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

THE TRANSACTION AGREEMENT

     The Transactions and the Aggregate Consideration

     Pursuant to the Transaction Agreement, (i) Merger Sub acquired all of the issued and outstanding shares of capital stock of HWCES International, a Cayman Islands corporation, and HWC Limited, a Louisiana corporation, from Oil States Energy Services, (ii) Merger Sub acquired all of the issued and outstanding membership interests in HWC LLC by merging Acquisition Sub with and into HWC LLC and then merging HWC LLC with and into Merger Sub and (iii) the Issuer, in consideration for such acquisitions, issued to Oil States Energy Services an aggregate of 26,462,137 shares of Common Stock and promissory notes in the aggregate principal amount of $15,000,000, subject to adjustment for working capital as set forth in the Transaction Agreement.

     Appointments to the Issuer's Board of Directors

     The Transaction Agreement provided that, as of the closing, the Issuer would take all necessary actions to increase the size of the Issuer's Board of Directors to eight members and to appoint three individuals designated by Oil States Energy Services and reasonably acceptable to the Issuer to the Board of Directors of the Issuer. At the closing, the Board of Directors of the Issuer expanded its size from five members to seven members and appointed two individuals designated by Oil States Energy Services to fill such vacancies. In addition, pursuant to that certain letter agreement dated as of March 3, 2006 by and among Oil States Energy Services, HWC LLC, the Issuer, Acquisition Sub and Merger Sub (the "Letter Agreement"), the Issuer agreed to take all necessary actions to appoint one additional individual designated by Oil States Energy Services and reasonably acceptable to the Issuer to the Board of Directors of the Issuer. Oil States Energy Services is required to make such additional designation no later than March 2, 2007.

THE REGISTRATION RIGHTS AGREEMENT

     At the closing of the transactions contemplated by the Transaction Agreement, Oil States Energy Services and the Issuer entered into that certain Registration Rights Agreement dated as of March 3, 2006 (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to file a shelf registration statement under the Securities Act of 1933 with respect to (i) the 26,462,137 shares of Common Stock issued to Oil States Energy Services at the closing, (ii) any other securities of the Issuer which may be issued in respect of such shares, (iii) any shares of Common Stock acquired subsequent to the closing and (iv) any securities received in respect of the foregoing (collectively, "Registrable Shares"). Such shelf registration statement is required to permit Oil States Energy Services broad latitude in manner of disposing of the Registrable Shares (including without limitation through traditional underwritten offerings). In addition, the Registration Rights Agreement entitles Oil States Energy Services to include Registrable Shares owned by it in a registration statement filed by the Issuer under the Securities Act of 1933. The registration rights granted to Oil States Energy Services under the Registration Rights Agreement are subject to certain limitations described therein.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit (a) hereto, the Letter Agreement, which is filed as Exhibit (b) hereto, and the Registration Rights Agreement, which is filed as Exhibit (c) hereto. All such agreements are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons beneficially own 26,462,137 shares of Common Stock, which in the aggregate constitute 45.6% of the Common Stock outstanding, which is based on the 29,679,429 shares of Common Stock outstanding as of January 23, 2006 as contained in the Issuer's Definitive Proxy Statement on
Schedule 14A (filed by the Issuer on January 30, 2006) plus (i) the 26,462,137 shares of Common Stock issued to Oil States Energy Services and (ii) 1,935,905 shares of Common Stock issued to Halliburton Energy Services, Inc., in each case pursuant to the Transaction Agreement and in connection with the closing of the transactions described in Items 3 and 4 hereof. To the knowledge of the Reporting Persons, the persons listed in Schedule I and Schedule II do not beneficially own any other shares of Common Stock.

     (b) Oil States Energy Services has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons. OSI, as the parent of Oil States Energy Services, has shared voting and dispositive power with respect to such shares.

     (c) Not applicable.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

     There are no other contracts, arrangements, understandings or relationships (legal or otherwise) to which either of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I and
Schedule II is a party with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Transaction Agreement dated as of November 21, 2005 by and among Boots & Coots International Well Control, Inc., HWC Acquisition LLC, HWC Merger Corporation, Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) and Hydraulic Well Control, LLC (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by the Issuer on January 30, 2006).

     (b) Letter Agreement dated as of March 3, 2006 by and among Boots & Coots International Well Control, Inc., HWC Acquisition LLC, HWC Merger Corporation, Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) and Hydraulic Well Control, LLC (filed herewith).

     (c) Registration Rights Agreement dated as of March 3, 2006 by and among Boots & Coots International Well Control, Inc. and Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) (incorporated by reference to
Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 9,
2006).

     (d) Joint Filing Agreement dated as of March 13, 2006 between Oil States International, Inc. and Oil States Energy Services, Inc (filed herewith).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 13, 2006

                                        OIL STATES INTERNATIONAL, INC.


                                        By: /s/ Cindy B. Taylor
                                            ------------------------------------
                                        Name: Cindy B. Taylor
                                        Title: Senior Vice President and
                                               Chief Financial Officer


                                        OIL STATES ENERGY SERVICES, INC.


                                        By: /s/ Cindy B. Taylor
                                            ------------------------------------
                                        Name: Cindy B. Taylor
                                        Title: Senior Vice President

                                   SCHEDULE I

       DIRECTORS AND EXECUTIVE OFFICERS OF OIL STATES INTERNATIONAL, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Oil States International, Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America and is an employee of Oil States International, Inc., and the business address of each such person is c/o Oil States International, Inc., 333 Clay Street, Suite 4620, Houston, Texas 77002.

NAME                      PRINCIPAL OCCUPATION OR EMPLOYMENT
----                      ----------------------------------
Directors:

   L.E. Simmons           Chairman of the Board of Directors; President of L. E.
                          Simmons & Associates, Incorporated

   Douglas E. Swanson     President and Chief Executive Officer of Oil States
                          International, Inc.

   Martin Lambert         Partner of Bennett Jones LLP; Mr Lambert is a citizen
                          of Canada.

   S. James Nelson, Jr.   President of FSD Corp., a financial consulting firm

   Mark G. Papa           Chairman and Chief Executive Officer of EOG Resources,
                          Inc.

   Gary L. Rosenthal      Principal of The Sterling Group L.P., a private equity
                          firm

   Andrew L. Waite        Managing Director of L. E. Simmons & Associates,
                          Incorporated

   Stephen A. Wells       President of Wells Resources, Inc.

Executive Officers:

   Douglas E. Swanson     President and Chief Executive Officer

   Cindy B. Taylor        Senior Vice President and Chief Financial Officer

   Robert W. Hampton      Vice President - Finance and Accounting, Secretary

   Christopher E. Cragg   Vice President - Tubular Services

   Howard Hughes          Vice President - Offshore Products

   Sandy Slator           Vice President - Well Site Services; Mr. Slator is a
                          citizen of Canada.

                                   SCHEDULE II

      DIRECTORS AND EXECUTIVE OFFICERS OF OIL STATES ENERGY SERVICES, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Oil States Energy Services, Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America and is an employee of Oil States International, Inc., and the business address of each such person is c/o Oil States International, Inc., 333 Clay Street, Suite 4620, Houston, Texas 77002.

NAME                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----                    ----------------------------------
Directors:

   Douglas E. Swanson   President and Chief Executive Officer of Oil States
                        International, Inc.

   Cindy B. Taylor      Senior Vice President and Chief Financial Officer of Oil
                        States International, Inc.

Executive Officers:

   Cindy B. Taylor      Senior Vice President and Chief Financial Officer of Oil
                        States International, Inc.

   Robert W. Hampton    Vice President - Finance and Accounting and Secretary of
                        Oil States International, Inc.

                                INDEX TO EXHIBITS

     (a) Transaction Agreement dated as of November 21, 2005 by and among Boots & Coots International Well Control, Inc., HWC Acquisition LLC, HWC Merger Corporation, Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) and Hydraulic Well Control, LLC (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by the Issuer on January 30, 2006).

     (b) Letter Agreement dated as of March 3, 2006 by and among Boots & Coots International Well Control, Inc., HWC Acquisition LLC, HWC Merger Corporation, Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) and Hydraulic Well Control, LLC (filed herewith).

     (c) Registration Rights Agreement dated as of March 3, 2006 by and among Boots & Coots International Well Control, Inc. and Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) (incorporated by reference to
Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 9,
2006).

     (d) Joint Filing Agreement dated as of March 13, 2006 between Oil States International, Inc. and Oil States Energy Services, Inc (filed herewith).